Exhibit 12

AMERICAN TOWER CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table reflects the computation of the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented (in thousands):

	2011	2012	2013	2014	2015
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$506,895	$701,294	$541,749	$865,704	$829,962
Add:
Interest expense (1)	313,328	403,150	459,779	581,716	596,769
Operating leases	109,817	125,706	148,573	196,491	241,430
Amortization of interest capitalized	2,218	2,315	2,406	2,547	2,638
Earnings as adjusted	932,258	1,232,465	1,152,507	1,646,458	1,670,799
Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense (1)	313,328	403,150	459,779	581,716	596,769
Interest capitalized	2,096	1,926	1,817	2,822	1,831
Operating leases	109,817	125,706	148,573	196,491	241,430
Fixed charges	425,241	530,782	610,169	781,029	840,030
Dividends on preferred stock	—	—	—	23,888	90,163
Combined fixed charges and preferred stock dividends	425,241	530,782	610,169	804,917	930,193
Excess in earnings required to cover fixed charges	$507,017	$701,683	$542,338	$865,429	$830,769
Ratio of earnings to fixed charges (2)	2.19	2.32	1.89	2.11	1.99
Excess in earnings required to cover combined fixed charges and preferred stock dividends	$507,017	$701,683	$542,338	$841,541	$740,606
Ratio of earnings to combined fixed charges and preferred stock dividends	2.19	2.32	1.89	2.05	1.80
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(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.

(2)
For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes and income on equity method investments, as well as fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts, premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.